U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2002

PERDIGAO S.A.

By: ______________________
Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Quarterly Information Report (ITR), First Quarter 2002
2.	Release issued May 8, 2002
3.	Management Report—1st Quarter 2002, April 2002

Exhibit 1

Quarterly Information Report (ITR) , First Quarter 2002

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27
4- NIRE 35300149947		

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement)	2- District
AV. ESCOLA POLITÉCNICA,760, 2nd floor	JAGUARÉ

3- Zip Code	4- City	5- State
05350-901	SÃO PAULO	S.P.

6- DDD (Long distance)	7- Telephone	8- Telephone	9- Telephone	10- Telex
5511	3718-5301	3718-5306	3718-5465	

11- DDD (Long distance)	12- Fax	13- Fax	14- Fax
5511	3718-5297	3714-4436	

15- E-MAIL
acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name
WANG WEI CHANG

2- Full Address (Place, Number and Complement)	3- District
AV. ESCOLA POLITÉCNICA,760 - 2nd floor	JAGUARÉ

4- Zip Code (CEP)	5- City	6- State
05350-901	SÃO PAULO	S.P.

7- DDD (long distance)	8- Telephone	9- Telephone	10- Telephone	11- Telex	12- DDD (long distance)
5511	3718-5301	3718-5306	3718-5465		5511

13- Fax	14- Fax	15- Fax	16- E-MAIL
3718-5297	3714-4436		acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

Current fiscal year		Current Quarter			Previous Quarter		
1- Begin	2- End	3- Quarter	4- Begin	5- End	6- Quarter	7- Begin	8- End
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001

9- Auditing Company	10- CVM Code
Arthur Andersen S/C	00283-6

11- Technical in Charge	12- Technical in Charge Taxpayers' Register
Michael John Morrell	857.178.948-72

BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01.01 - IDENTIFICATION

1-CVM Code	2-Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1- Current quarter March 31, 2002	2- Previous quarter December 31, 2001	4- Same quarter of previous year March 31, 2001
PAID-UP CAPITAL			
1.COMMON	15,471,957	15,471,957	15,471,957
2.PREFERRED	29,180,427	29,180,427	29,180,427
3.TOTAL	44,652,384	44,652,384	44,652,384
IN TREASURY			
4.COMMON	7,900	7,900	7,900
5.PREFERRED	135,595	135,595	135,595
6.TOTAL	143,495	143,495	143,495

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 1170000 – Participation & Administration
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATED TYPE Total
7 - TYPE OF AUDITOR'S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers' Register	3- Name

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	09/03/2001	Interest over company capital	02/28/2002	Common	0.2961200000
02	Board Meeting	09/03/2001	Interest over company capital	02/28/2002	Preferred	0.2961200000
03	Board Meeting	12/05/2001	Interest over company capital	02/28/2002	Common	0.4900050000
04	Board Meeting	12/05/2001	Interest over company capital	02/28/2002	Preferred	0.4790050000
05	Board Meeting	02/08/2002	Dividends	02/28/2002	Common	0,0555830000

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
06	Board Meeting	02/08/2002	Dividends	02/28/2002	Preferred	0,0555830000
07	Board Meeting	03/22/2002	Interest over company capital	08/30/2002	Common	0.1213200000
08	Board Meeting	03/22/2002	Interest over company capital	08/30/2002	Preferred	0.1213200000

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1-ITEM	2-DATE OF CHANGE	3- CAPITAL STOCK (thousand Reais)	4- AMOUNT (thousand Reais)	5- SOURCE OF CHANGE	6- QUANTITY OF ISSUED SHARES (units)	7- PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature
05/08/02	

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION - ITR – March 31, 2002

CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1. Code	Description	03/31/2002	12/31/2001
1	**Total Assets**	**693,949**	**714,372**
1.01	**Current Assets**	**11,671**	**45,277**
1.01.01	Cash and Banks	47	51
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	11,624	45,226
1.01.04.01	Dividends and Interest Over Capital	4,590	38,547
1.01.04.02	Taxes to Recover	6,966	6,595
1.01.04.03	Other Fees	12	0
1.01.04.04	Advanced Expenses	56	84
1.02	**Noncurrent Assets**	**5,266**	**2,586**
1.02.01	Credits	0	0
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	5,266	2,586
1.02.03.01	Deferred Taxes	2,789	202
1.02.03.02	Legal Deposits	2,442	2,349
1.02.03.03	Other Receivables	35	35
1.03	**Permanent Assets**	**677,012**	**666,509**
1.03.01	Investments	677,012	666,509
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	677,012	666,509
1.03.01.03	Other Investments	0	0
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM **CORPORATE LAW**
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1. Code	Description	03/31/2002	12/31/2001
2	**Total Liabilities**	**693,949**	**714,372**
2.01	**Current Liabilities**	**7,851**	**41,054**
2.01.01	Loans	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	7	0
2.01.04	Taxes, Charges and Contribution	43	339
2.01.04.01	Social Contributions	26	29
2.01.04.02	Other Taxes Obligations	17	310
2.01.05	Dividends Payable	20	2,491
2.01.06	Provisions	141	202
2.01.06.01	Provisions for vacations & 13th salaries	141	202
2.01.07	Debts with Associates	2,451	5,311
2.01.08	Others	5,189	32,711
2.01.08.01	Interest on Company Capital	5,164	32,686
2.01.08.02	Other Obligations	25	25
2.02	**Noncurrent Liabilities**	**550**	**510**
2.02.01	Loans	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Associates	0	0
2.02.05	Others	550	510
2.02.05.01	Reserve for Contingencies	550	510
2.03	**Deferred income**	**0**	**0**
2.05	**Net equity**	**685,548**	**672,808**
2.05.01	Paid-up Capital Stock	415,433	415,433
2.05.02	Capital Reserves	142	142
2.05.02.01	Reserve for Fiscal Incentive	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	257,233	257,233

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1. Code	Description	03/31/2002	12/31/2001
2.05.04.01	Legal	17,797	17,797
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	239,436	239,436
2.05.04.07.01	Expansion Reserves	166,672	166,672
2.05.04.07.02	Increase Capital Reserves	73,579	73,579
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Profit/ Losses	12,740	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM **CORPORATE LAW**
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1-Code	2-Description	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.01	**Gross Income From Sales And/Or Services**	**0**	**0**	**0**	**0**
3.02	Sales Returns	0	0	0	0
3.03	**Net Income From Sales And/Or Services**	**0**	**0**	**0**	**0**
3.04	Cost Of Goods And/Or Services Sold	0	0	0	0
3.05	**Gross Income**	**0**	**0**	**0**	**0**
3.06	**Operating Income/Expenses**	**15,543**	**15,543**	**8,840**	**8,840**
3.06.01	With Sales	0	0	0	0
3.06.02	General And Administrative	(651)	(651)	(581)	(581)
3.06.02.01	Administrative	(341)	(341)	(262)	(262)
3.06.02.02	Management Compensation	(310)	(310)	(319)	(319)
3.06.03	Financial	293	293	490	490
3.06.03.01	Financial Income	596	596	530	530
3.06.03.02	Financial Expenses	(303)	(303)	(40)	(40)
3.06.04	Other Operating Income	126	126	2,510	2,510
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Income On Equity	15,775	15,775	6,421	6,421
3.07	**Operating Income**	**15,543**	**15,543**	**8,840**	**8,840**
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	**Income Before Tax And Interests**	**15,543**	**15,543**	**8,840**	**8,840**
3.10	Provision For Income Tax And Social Contribution	9	9	0	0
3.11	Deferred Income Tax	2,588	2,588	22	22
3.12	Interests And Statutory	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0
3.15	**Profit/Loss In Fiscal Year**	**18,140**	**18,140**	**8,862**	**8,862**
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Profit Per Share	0,40756	0,40756	0,19911	0,19911
	Loss Per Share				

01 - IDENTIFICATION

1-CVM Code	2- Description	3 - General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.01 - EXPLANATORY NOTES

1. OPERATING CONTEXT

Perdigão S.A. is the holding company and in the operating context of Perdigão Companies, the main activities developed are: raising, production and slaughter of poultry (chicken, Chester, turkey and others) and pork, processing and/or sale of meats, frozen pasta, soybean by-products, and frozen vegetables.

2. PRESENTATION OF FINANCIAL STATEMENTS AND MAIN PRACTICES UTILIZED

The Quarterly Information – ITR, related to the first quarter of 2002, was prepared according to the same practices adopted in the financial statements for previous quarters and the fiscal year ended on December 31st, 2001. Such Quarterly Information is in accordance with the Corporate Law and the Brazilian Securities Commission ("Comissão de Valores Mobiliários") – CVM, and is presented in thousands of Brazilian Reais.

3. TEMPORARY CASH INVESTMENTS - CONSOLIDATED

	03.31.02	12.31.01
Local Currency		
Fixed Income Funds	125,818	131,068
Long Term Interest Tax - TJLP plus interest	47,499	45,761
Interbank Deposit Certificate - CDI	13,472	65,884
National Treasury Bills – LTN's	-	45,702
Total in Local Currency	186,789	288,415
Foreign Currency		
Central Bank Notes – NBC – E	330,366	334,474
National Treasury Notes – NTN – D	28,701	27,992
Others	47,906	68,587
Total in Foreign Currency	406,973	431,053
Total	593,762	719,468
Short term	314,580	391,219
Long term	279,182	328,249

4. INTEREST OVER COMPANY CAPITAL RECEIVABLE

The company has a receivable interest over company capital from its subsidiary Perdigão Agroindustrial S.A. related to 2002 first quarter in a gross amount of R$ 5,400 and net amount – minus income tax - of R$ 4,590.

01 - IDENTIFICATION

1-CVM Code	2- Description	3 – General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

5. INVENTORIES - CONSOLIDATED

	03.31.02	12.31.01
Finished products	115,687	74,986
Goods in process	15,284	14,083
Raw material	10,798	18,691
Secondary material and packing	55,255	53,359
Animal raising (poultry, turkey and hogs)	152,111	139,879
Advances to suppliers and imports in transit	22,072	17,677
Total	371,207	318,675

6. RECOVERABLE TAXES

	Company		Consolidated	
	03.31.02	12.31.01	03.31.02	12.31.01
State VAT (ICMS)	-	-	23,136	21,412
Income Tax	6,966	6,595	7,443	16,437
Federal VAT (IPI)	-	-	20,247	12,150
Others	-	-	31	57
Total	6,966	6,595	50,857	50,056
Current	6,966	6,595	45,357	45,301
Noncurrent	-	-	5,500	4,755

Represented by credit of the Company and its subsidiaries that will be offset against the related tax due.

7. DEFERRED TAXES – CONSOLIDATED

	03.31.02	12.31.01
Assets		
Provision for contingencies	33,818	32,897
Income tax losses	2,027	1,778
Social contribution tax losses	1,230	1,668
Total	37,075	36,343
Current	536	1,029
Noncurrent	36,539	35,314
Long-term liabilities		
Unrealizable revaluation reserve	5,116	5,140
Accelerated incentivated depreciation	2,939	3,070
Total	8,055	8,210

01 - IDENTIFICATION

1-CVM Code	2- Description	3 – General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

8. INVESTMENTS IN SUBSIDIARIES

	Perdigão Agroindustrial S.A.		Perdigão Overseas S.A.		Perdigão Export Ltd.		Total	
	03.31.02	12.31.01	03.31.02	12.31.01	03.31.02	12.31.01	03.31.02	12.31.01
N° of investee's shares	44.651.416	44.651.416	55.665	55.665	10.000	10.000	-	-
N° of shares owned	44.651.416	44.651.416	55.665	55.665	10.000	10.000	-	-
Capital Stock	374.916	374.916	15.952	15.930	23	23	-	-
Shareholders' Equity	666.186	653.251	10.826	13.258	-	-	-	-
Income of the period	18.226	167.431	(2.451)	(4.693)	-	-	-	-
Interest in shareholders' equity	666.186	653.251	10.826	13.258	-	-	677.012	666.509
Interest in income in the period	18.226	167.431	(2.451)	(4.693)	-	-	15.775	162.738

BRF Trading S.A., the company formed by Perdigão Agroindustrial S.A. and Sadia S.A. in equal parts was consolidated on 03.31.02 by proportional method and the total of main groups are: current assets of R$ 67, permanent of R$ 1,408, current liabilities of R$ 482, long term liability of R$ 893 and shareholders' equity of R$ 100.

Included in other operating income, net are: the fiscal incentive "Fundo Operação Empresa - Fundopem", state of Rio Grande do Sul of R$ 82 (R$ 805 on 03.31.01), fiscal incentives for income tax and State VAT (ICMS) of R$ 26 (R$ 20 on 03.31.01), goodwill amortization of R$ 944 for Perdigão Agroindustrial S.A., and exchange gains on investments in foreign subsidiaries of R$ 18 (R$ 1,595 on 03.31.01).

9. FIXED ASSETS – CONSOLIDATED

	Annual Depreciation rate (%)	03.31.02	12.31.01
Buildings and improvements	4 to 10	466,720	463,944
Machinery and equipment	10 to 20	494,744	469,060
Electrical and hydraulic facilities	10	33,105	33,511
Forests and reforestation	Various	13,751	13,539
Others	10 to 20	17,885	17,537
Subtotal		1,026,205	997,591
(-) Depreciation and accumulated depletion		(270,242)	(254,679)
Sub-total		755,963	742,912
Lands		86,953	86,953
Fixed assets in course		69,724	73,775
Total		912,640	903,640

On April 1st the subsidiary Perdigão Agroindustrial S.A. sells the fixed assets and inventories of the unit located in Mococa, São Paulo state, for R$ 6,093, getting losses of R$ 1,698 without affected the results because of the preceding periods the company has made provision for losses.

10. DEFERRED CHARGES – CONSOLIDATED

	Annual amortization rates (%)	03.31.02	12.31.01
Preoperating costs at Rio Verde unit – Goiás state	2 to 5	49,329	49,329
Implementation of SAP R/3 integrated system	20	21,625	20,519
Goodwill on acquisition of investment	20	18,888	18,888
Others	various	1,521	1,183
Sub-total		91,363	89,919
Amortization		(19,245)	(16,594)
Total		72,118	73,325

The preoperating costs of the Rio Verde plant, at Goiás state, are being deferred and amortized in proportion to the use of the production capacity untill the middle of 2003, when the plant will reach full capacity, when the rate will be 10% per year. The realization of the goodwill arising from the acquisition of Frigorífico Batávia S.A., merged into the subsidiary Perdigão Agroindustrial S.A., is based on the expectation of future profitability, estimated at 5 years.

11. BANK LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

Maturity Date	03.31.02	12.31.01
Long term:		
2003	337,459	332,287
2004	98,002	71,446
2005	64,669	61,647
2006	42,363	39,468
2007	39,015	36,274
2008 to 2024	59,412	57,649
Subtotal	640,920	598,771
Short term	572,584	696,639
Total	1,213,504	1,295,410

Local currency	616,371	701,545
Foreign currency	597,133	593,865

The bank loans, financing and debentures by type of financing and interest rates are as follows:

Short Term

Line	Annual weighted average rate	03.31.02	12.31.01
Local Currency			
Costing	8.75%	86,406	141,068
Working capital	1.26% + TJLP	132,244	120,264
Fixed Assets	2.58% + TJLP	48,280	46,347
Debentures	6.00% + TJLP	10,465	10,315
Total of local currency		277,395	317,994
Foreign Currency			
Working capital	3.86% + exchange variation (US$)	157,981	144,009
ACC – Pre-exports	4.07% + exchange variation (US$)	130,362	227,805
Fixed Assets	5.86% + exchange variation (US$ and other currencies)	6,846	6,831
Total of foreign currency		295,189	378,645
Total		572,584	696,639

Long Term

Line	Annual weighted average rate	03.31.02	12.31.01
Local Currency			
Working capital	11.06%	94,873	136,248
Fixed Assets	2.56% + TJLP	169,517	173,404
Debentures	6.00% + TJLP	74,586	73,899
Total of local currency		338,976	383,551
Foreign Currency			
Working capital	4.39% + exchange variation (US$)	215,949	187,082
ACC – Pre-exports	4.04% + exchange variation (US$)	72,258	13,960
Fixed Assets	10.88% + exchange variation (US$ and other currencies)	13,737	14,178
Total of foreign currency		301,944	215,220
Total		640,920	598,771

Loans, financings and debentures of R$ 263,524 (R$ 275,664 in 12.31.01) are collateralized by the financed assets and by real estate mortgages. The other loans are guaranteed by signature guarantees.

Perdigão Agroindustrial S.A. has a loan contract with the IFC - International Finance Corporation of R$ 40,629 (R$ 51,447 in 12.31.01), with final maturity on July 15, 2005. The loan contract includes clauses regarding financial ratios (current ratio, long-term debt and debt coverage) which have been complied with.

The subsidiary Perdigão Agroindustrial S.A. issued 81,950 simple debentures to the National Economic and Social Development Bank (BNDES), at a face value of R$ 1 each, with redemption from 06.15.01 to 06.15.10.

12. INCOME TAX AND SOCIAL CONTRIBUTION - CONSOLIDATED

	03.31.02	**03.31.01**
Income before taxes and after employees profit sharing	27,188	12,525
Taxes at statutory rate – 34%	(9,244)	(4,258)
Adjustments to effective tax rate:		
Interest on capital	1,836	-
Tax incentives	8	311
Other permanent inclusions/exclusions	786	284
Taxes	(6,614)	(3,663)
Effective tax rate	24.33%	29.24%

Current taxes on income (IRPJ/CSSL)	(7,501)	(5,538)
Deferred taxes	887	1,875

13. RESERVE FOR CONTINGENCIES - CONSOLIDATED

The companies have reserves for potential losses on pending civil, tax, labour and other litigation. The reserves are determined based on an analysis of the pending litigation and adjusted to reflect the amounts considered sufficient by management and legal counsel to cover eventual losses. The consolidated reserves for contingencies in 03.31.02 were as follows:

	03.31.02	**12.31.01**
Taxes	89,229	85,285
Labour	10,857	10,309
Civil, commercial and others	15,073	13,977
Total	115,159	109,571

Taxes: Refer to administrative and legal actions, and to ICMS credits based on the interpretation of certain standards of the states. On the federal span, there are many discussions about the uses for income tax and social contribution related to Real Plan, collection refutation of PIS and COFINS on other incomes, 1% additional social contribution over the period from June to December, 1999, based on preliminary injunctions given.

Labour: Refer to estimated losses based on history and analysis of lawsuits on individual labour complaints, principally related to overtime and inflation adjustments of wages required before Real Plan.

Civil, commercial and others: Refer to lawsuits from employees who allege work related accidents, occupational diseases, traffic accidents, property losses, physic accidents and others. The losses are estimated by legal counsel based on the lawsuits history.

Perdigão Companies have escrow deposits amounting to R$ 8,835 (R$ 7,993 in December 31, 2001), for certain litigation.

14. SHAREHOLDERS' EQUITY

On March 31, 2002, the capital was comprised of 44,652,384 shares, divided into 15,471,957 common shares and 29,180,427 preferred shares, all registered and without par value. Foreign investors held 44 common shares and 6,896,473 preferred shares. Of the preferred shares held by foreign investors, 524,250 shares are equivalent to 262,125 ADRs.

The Company holds 143,495 shares of its own issuance, as treasury shares, acquired in previous periods with resources from income reserves at an average cost of R$ 5.68 per share, for future disposal or cancellation.

The company is authorized to increase its capital stock, independent from statutory reform, till the limit of 60,000,000 shares, divided into 20,040,000 common shares and 39,960,000 preferred shares.

Preferred shares, besides the priority in the eventual reimbursement of capital, have the same rights of common shares, except the voting right. According to the By-laws, all shareholders are entitled to a minimum dividend of 25% on the net profit in each fiscal year, adjusted as provided by law.

In agreement entered into among the majority shareholders of Perdigão S.A., on October 25, 1994, it was established that the members should take mutual advice prior to the exercise of their voting right.

Interest over company capital related to 2002 first quarter were as follows:

	Gross	**Net from Income Tax**
Interest over company capital – R$ 0.12132 per outstanding share on 03.31.02	5,400	5,072
Dividends and interest over company capital from previous periods	112	112
Provisioned amount for 08.30.02 payment	5,512	5,184

Statements of Changes in Shareholders' Investment:

	Capital Stock	Reserves of		Accumulated	Total
		Capital	income	Income	
Balance on 12.31.01	415,433	142	257,233	-	672,808
Net income in the Period	-	-	-	18,140	18,140
Interest over Company Capital	-	-	-	(5,400)	(5,400)
Balance on 03.31.02	415,433	142	257,233	12,740	685,548

On the General Ordinary and Extraordinary Shareholders` Meeting of April 23, 2002, was approved the increase of Capital Stock, from R$ 415,433 to R$ 490,000, without the issuance of new shares, by capitalization of Reserves of Capital in an amount of R$ 142 and of Reserves of Income in an amount of R$ 74,425. At the same date, the subsidiary Perdigão Agroindustrial S.A. increased its Capital Stock from R$ 374,916 to R$ 480,000, without the issuance of new shares, by capitalization of Reserves.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3 – General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

15. FINANCIAL INSTRUMENTS - CONSOLIDATED

Perdigão Companies have transactions involving financial instruments, exclusively in connection with their business activities, in order to reduce the exposure of operating assets and liabilities to market, currency and interest rate risks. On March 31,2002 the financial instruments were represented as follows:

	Accountant value	Market capitalization
Cash and banks	10,575	10,575
Financial cash investments	593,762	593,762
Clients	194,562	194,562
Investments	434	434
Loans, financings and debentures	(1,213,504)	(1,216,228)
Suppliers	(158,325)	(158,325)
Total	(572,496)	(575,220)

On 03.31.02 the company had assets and liabilities exposed to exchange variation, as follows:

	03.31.02	12.31.01
Cash, banks and temporary cash investments	407,439	431,434
Clients	63,089	85,628
Loans and financings	(597,133)	(593,865)
Suppliers	(61,127)	(58,430)
Total	(187,732)	(135,233)

In addition, Perdigão Agroindustrial S.A. has "swap" contracts for US Dollar versus interbank CDs in an amount of R$ 46,472 (R$ 46,408 in December 31, 2001) and advances on export contracts as a natural "hedge" based on future exports revenues, also in US Dollars.

Regarding customers, the subsidiary Perdigão Agroindustrial S.A. adopts selection procedures and performs analysis for credit limits, maintaining allowances to cover eventual losses.

"Suppliers" includes cereal received on a "price to set basis", according to usual practices of the market for corn and soy, they are priced at the time of use or setting of prices. As of March 31, 2002, the balance is stated at market.

The market values of the financial assets and liabilities do not differ significantly from the corresponding values, to the extent they were agreed and registered at rates and conditions practiced in the market for operations of a similar type, risk and period. On "swap" contracts market value was determined based on the projection of the rates until the expiration of the contracts and discounted at the rate for interbank CDs.

Executive management defines the policy for financial operations and transactions, starting with the establishment of strategies and exposure limits, previously submitted to the Board of Directors.

16. FINANCIAL INCOME – CONSOLIDATED

	03.31.02	03.31.01
Financial expenses	(41,739)	(99,569)
Interest	(32,094)	(20,809)
Monetary variations on liabilities	(5,658)	(75,883)
Tax on bank account activity (CPMF)	(3,836)	(2,383)
Other	(151)	(494)
Financial income	18,757	75,175
Interest	13,343	20,065
Monetary variations on assets	5,358	57,339
PIS/COFINS over financial income	(722)	(2,854)
Other	778	625
Net financial expenses	(22,982)	(24,394)

17. CASH FLOW – CONSOLIDATED

	Company		Consolidated	
	03.31.02	**03.31.01**	**03.31.02**	**03.31.01**
Cash flows from operating activities:				
Net income in the period	18,140	8,862	18,140	8,862
Depreciation, amortization and depletion	-	-	18,568	14,766
Goodwill amortization	-	-	945	425
Equity pick-up	(15,775)	(6,421)	-	-
Exchange variation on foreign subsidiaries	(19)	(1,595)	-	-
Tax incentives of subsidiaries	(109)	(916)	-	-
Interest over company capital	5,400	-	-	-
Disposal of permanent	-	-	312	354
	7,637	**(70)**	**37,965**	**24,407**
Changes in working capital				
Clients	-	-	61,746	28,512
Inventories	-	-	(52,532)	4,112
Suppliers	7	60	7,033	(2,266)
Taxes, payroll, related charges and other	392	386	(64,154)	18,814
	399	**446**	**(47,907)**	**49,172**
Cash provided by operating activities	8,036	376	(9,942)	73,579
Investments flow				
Financial cash investments	-	-	125,706	(10,674)
Cash investments on permanent	-	-	(28,422)	(61,192)
Disposal of permanent	-	-	853	157
Cash provided by investments flow	-	-	**98,137**	**(71,709)**

17. CASH FLOW – CONSOLIDATED

	Company		Consolidated	
	03.31.02	**03.31.01**	**03.31.02**	**03.31.01**

Loans flow				
Loans, financings and debentures	-	-	(81,906)	(217)
Dividends and interest over company capital	(5,400)	-	(5,400)	-
Other long term receivables and payables	(2,640)	9	(2,071)	(8,651)
Cash flow from financing activities	**(8,040)**	**9**	**(89,377)**	**(8,868)**
Net increase (decrease) in cash and equivalents:	(4)	385	(1,182)	(6,998)
Availabilities:				
Beginning of year	51	24	11,757	13,647
End of year	47	409	10,575	6,649
Net increase (decrease) in cash	(4)	385	(1,182)	(6,998)

18.TRANSACTIONS WITH RELATED PARTIES

The Company only owes loan transactions with Perdigão Agroindustrial S.A. Loans refer to the following amounts: a) R$ 2,451 (R$ 5,311 in December 31,2001) of loan balance; b) R$ 292 (R$ 480 in March 31,2001) of income; c) R$ 150 (R$ 24 in March 31,2001) of expenses.

The loans are subject to interest at the average cost of funding for the Perdigão Group. Operations between the subsidiaries are made under normal market conditions regarding prices and terms.

19. INSURANCE

On March 31, 2002 the main insurance coverage considered sufficient to cover eventual damage and other losses were: a) Named risks, fire, wind lighting, business interruption, among others risks, on property, plant and equipment and inventories, in the amount of R$ 1,035,241; b) National and international freight, with the amounts calculated based on cargo registered; c) Other coverage, such as cash, civil responsibilities, vehicles and containers.

20. OBLIGATIONS AND GUARANTEES - CONSOLIDATED

The Perdigão Companies have granted R$ 723,780 (R$ 819,673 in December 31, 2001) of guarantees, R$ 630,122 (R$ 626,514 in December 31,2001) of mortgages on properties and guarantees, R$ 10,211 (R$ 10,844 in December 31,2001) of fiduciary liens as collateral for loans, financing and debentures and R$ 81,344 (R$ 53,430 in December 31,2001) of mortgages on properties for the guarantee of other obligations, all in connection with normal operations.

21. GOVERNMENT TAX RECOVERY PROGRAM - REFIS

On December 28, 2000, Perdigão Agroindustrial S.A. reached an agreement under the REFIS program, canceling certain litigation; the net payable on March 31, 2002, in an amount of R$ 18,194, was divided into 38 installments of R$ 479 with interest based on TJLP; it is registered on current tributary obligation in an amount of R$ 5,745, and on long term tributary and social obligation in an amount of R$ 12,449. Real estate in the amount of R$ 20,195 was pledged in guarantee of this debt.

22. EMPLOYEE PROFIT SHARING

On July, 2001, the subsidiary Perdigão Agroindustrial S.A. finalized a profit sharing and results collective agreement with the labor units of the principal categories, for all employees, of up to 6% on net income before the profit sharing, based on performance indicators and results previously negotiated, being accorded on January, 2002 for 2002 and 2003 fiscal years. The amount correspondent to 2002 first quarter is provisioned.

23. SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão - Sociedade de Previdência Privada (a private pension foundation), sponsored by Perdigão Agroindustrial S.A., began its activities which are to provide supplemental retirement benefits for Perdigão Companies employees.

The plan is a defined contribution plan, based on the actuarial determination of benefit levels through the capitalization of contributions. At March 31,2002, the plan had 18,234 (17,877 in December 31,2001) participants and net equity of R$ 27,060 (R$ 24,168 in December 31,2001). For the quarter, contributions of the Companies were R$ 748 (R$ 606 in March 31,2001), of which R$ 640 (R$ 500 in March 31,2001) were for current costs and R$ 108 (R$ 106 in March 31,2001) for past service. The current liability for past service assumed at the beginning of the plan is R$ 6,361, updated based on the general price index – IGP - DI.

The assets of the plan were constituted of National Treasury Shares – NTNs and of investment funds, totaling R$ 27,159 (R$ 24,433 in December 31, 2001).

The contributions, on average, are divided on the basis of 2/3 for the sponsors and 1/3 for the participants. The actuarial calculations are made by independent actuaries, in accordance with applicable regulations; the most recent calculations were made on February 6,2002.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Board of Directors

Eggon João da Silva	Chairman
Luiz Antônio Corrêa Nunes Viana de Oliveira	Vice-chairman
Luiz Francisco Tenório Perrone	Board Member
Carlos Eduardo da Silva Bessa	Board Member

Sebastião José Martins Soares	Board Member
Biramar Nunes de Lima	Board Member
Pedro Augusto Nardelli Pinto	Board Member

Audit Committee

Luciano Carvalho Ventura
Gerd Edgar Baumer
Hilda Turnes Pinheiro
Luiz Carlos Junqueira Ferreira
José Ignácio Ortuondo Garcia

Executive Officers

Nildemar Secches	Chief Executive Officer
João Rozário da Silva	Chief Sales Officer
Wang Wei Chang	Chief Financial Officer
Nelson Vas Hacklauer	Business Development Director
Paulo Ernani de Oliveira	Supply Director

Itacir Francisco Piccoli

Accountant – CRC – 1SC005856/S-6

x-x-x-x-x-x-x-x-x

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM **CORPORATE LAW**
QUARTERLY INFORMATION - ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.01 COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION - ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3 – General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2002	4- 12/31/2001
1	**Total Assets**	**2,307,004**	**2,424,094**
1.01	**Current Assets**	**963,935**	**1,043,055**
1.01.01	Cash and Banks	325,155	402,976
1.01.01.01	Cash	10,575	11,757
1.01.01.02	Cash Investments	314,580	391,219
1.01.02	Credits	194,562	256,308
1.01.02.01	Clients	194,562	256,308
1.01.03	Inventories	371,207	318,675
1.01.03.01	Finished Goods	115,687	74,986
1.01.03.02	Goods in Process	15,284	14,083
1.01.03.03	Raw Material	10,798	18,691
1.01.03.04	By-products and Packing	55,255	53,359
1.01.03.05	Livestock (poultry, turkey and hogs)	152,111	139,879
1.01.03.06	Advances to Suppliers transit	22,072	17,677
1.01.04	Others	73,011	65,096
1.01.04.01	Taxes Receivable	45,357	45,301
1.01.04.02	Deferred Taxes	536	1,029
1.01.04.03	Securities Receivable	6,057	5,687
1.01.04.04	Other Rights	8,592	7,985
1.01.04.05	Advanced Expenses	12,469	5,094
1.02	**Noncurrent Assets**	**357,877**	**403,591**
1.02.01	Credits	0	0
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	**357,877**	**403,591**
1.02.03.01	Cash Investments	279,182	328,249
1.02.03.02	Taxes Receivable	5,500	4,755
1.02.03.03	Deferred Taxes	36,539	35,314
1.02.03.04	Securities Receivable	18,434	18,012
1.02.03.05	Legal Deposits	8,835	7,993
1.02.03.06	Clients	6,544	6,346
1.02.03.07	Other Rights	2,843	2,922
1.03	**Permanent Assets**	**985,192**	**977,448**
1.03.01	Investments	434	483
1.03.01.01	Equity in Affiliates	0	50
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.02.01	Goodwill in Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	434	433
1.03.01.03.01	Interest Through Fiscal Incentives	74	74
1.03.01.03.02	Other Investments	360	359
1.03.02	Fixed Assets	912,640	903,640
1.03.02.01	Land	86,953	86,953
1.03.02.02	Buildings and Improvements	466,720	463,944
1.03.02.03	Machinery and Equipment	494,744	469,060
1.03.02.04	Electric and hydraulic installations	33,105	33,511
1.03.02.05	Forests and reforestation	13,751	13,539
1.03.02.06	Construction in progress	69,724	73,775

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1- Code	2- Description	3- 03/31/2002	4- 12/31/2001
1.03.02.07	Other	17,885	17,537
1.03.02.08	(-)Depreciation and Depletion	(270,242)	(254,679)
1.03.03	Deferred Charges	72,118	73,325
1.03.03.01	Preoperating Costs	50,850	50,512
1.03.03.02	Implementation of Integrated Systems	21,625	20,519
1.03.03.03	Goodwill on acquisition of investment	18,888	18,888
1.03.03.04	(-) Amortization	(19,245)	(16,594)

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2002	4- 12/31/2001
2	**Total Liabilities**	**2,307,004**	**2,424,094**
2.01	**Current Liabilities**	**840,752**	**1,014,013**
2.01.01	Loans	562,119	686,324
2.01.01.01	Financial Institutions	431,757	458,519
2.01.01.02	Advance on Export Contract	130,362	227,805
2.01.02	Debentures	10,465	10,315
2.01.03	Suppliers	158,325	151,292
2.01.04	Taxes, Charges and Contribution	33,091	43,034
2.01.04.01	Tax Obligations	19,145	29,214
2.01.04.02	REFIS – Brazilian Tax Recovery Program	5,745	5,626
2.01.04.03	Social Contributions	8,201	8,194
2.01.05	Dividends Payable	20	2,491
2.01.06	Provisions	31,575	33,206
2.01.06.01	Provisions for vacations & 13th salaries	31,575	33,206
2.01.07	Debts with Associates	0	0
2.01.08	Others	45,157	87,351
2.01.08.01	Payroll	7,225	7,356
2.01.08.02	Interest Over Company Capital	5,164	32,686
2.01.08.03	Employees' profit sharing	1,506	13,648
2.01.08.04	Other Obligations	31,262	33,661
2.02.	**Noncurrent Liabilities**	**780,704**	**737,273**
2.02.01	Loans	566,334	524,872
2.02.01.01	Financial Institutions	494,076	510,912
2.02.01.02	Advance on Export Contract	72,258	13,960
2.02.02	Debentures	74,586	73,899
2.02.03	Provisions	0	0
2.02.04	Debts with Associates	0	0
2.02.05	Others	139,784	138,502
2.02.05.01	Taxes and Benefits Obligations	3,850	7,123
2.02.05.02	REFIS – Tax Recovery Program	12,449	13,598
2.02.05.03	Deferred Taxes	8,055	8,210
2.02.05.04	Reserves for Contingencies	115,159	109,571

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

1- Code	2- Description	3- 03/31/2002	4- 12/31/2001
2.02.05.05	Other Obligations	271	0
2.03	**Deferred income**	**0**	**0**
2.04	**Minority Interest**	**0**	**0**
2.05	**Net equity**	**685,548**	**672,808**
2.05.01	Paid-up Capital Stock	415,433	415,433
2.05.02	Capital Reserves	142	142
2.05.02.01	Reserve for Fiscal Incentive	142	142
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	257,233	257,233
2.05.04.01	Legal	17,797	17,797
2.05.04.02	Statutory	0	0
2.05.04.03	For Contigencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	239,436	239,436
2.05.04.07.01	Expansion Reserves	166,672	166,672
2.05.04.07.02	Increase Capital Reserves	73,579	73,579
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Profit/ Losses	12,740	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.01- CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1- Code	2- Description	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.01	**Gross Income From Sales And/Or Services**	**714,130**	**714,130**	**558,110**	**558,110**
3.01.01	Sales In Domestic Market	465,570	465,570	389,341	389,341
3.01.02	Exports	248,560	248,560	168,769	168,769
3.02	Sales Returns	(92,180)	(92,180)	(81,727)	(81,727)
3.03	**Net Income From Sales And/Or Services**	**621,950**	**621,950**	**476,383**	**476,383**
3.04	Cost Of Goods And/Or Services Sold	(447,327)	(447,327)	(351,826)	(351,826)
3.05	**Gross Income**	**174,623**	**174,623**	**124,557**	**124,557**
3.06	**Operating Income/Expenses**	**(147,599)**	**(147,599)**	**(110,829)**	**(110,829)**
3.06.01	With Sales	(113,510)	(113,510)	(78,535)	(78,535)
3.06.01.01	Variable	(73,920)	(73,920)	(45,637)	(45,637)
3.06.01.02	Fixed	(37,984)	(37,984)	(31,538)	(31,538)
3.06.01.03	Depreciation and Amortization	(1,606)	(1,606)	(1,360)	(1,360)
3.06.02	General and Administrative	(10,959)	(10,959)	(8,834)	(8,834)
3.06.02.01	General and Administrative	(8,077)	(8,077)	(6,499)	(6,499)
3.06.02.02	Depreciation and Amortization	(1,396)	(1,396)	(1,135)	(1,135)
3.06.02.03	Management Fees	(1,486)	(1,486)	(1,200)	(1,200)
3.06.03	Financial	(22,982)	(22,982)	(24,394)	(24,394)
3.06.03.01	Financial Income	18,757	18,757	75,175	75,175
3.06.03.02	Financial Expenses	(41,739)	(41,739)	(99,569)	(99,569)
3.06.04	Other Operating Income	0	0	934	934
3.06.05	Others Operating Expenses	(148)	(148)	0	0
3.06.06	Income On Equity	0	0	0	0
3.07	**Operating Income**	**27,024**	**27,024**	**13,728**	**13,728**
3.08	Non-operating Income	(867)	(867)	(1,203)	(1,203)
3.08.01	Income	2,307	2,307	1,059	1,059
3.08.02	Expenses	(3,174)	(3,174)	(2,262)	(2,262)
3.09	**Income Before Tax And Interests**	**26,157**	**26,157**	**12,525**	**12,525**
3.10	Provision For Income Tax And Social Contribution	(7,501)	(7,501)	(5,538)	(5,538)
3.11	Deferred Income Tax	887	887	1,875	1,875
3.12	Interests And Statutory	(1,403)	(1,403)	0	0
3.12.01	Interests	(1,403)	(1,403)	0	0
3.12.01.01	Management Participation	(282)	(282)	0	0
3.12.01.02	Employees' Profit Sharing	(1,121)	(1,121)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	**Profit/Loss In Fiscal Year**	**18,140**	**18,140**	**8,862**	**8,862**
	Number Of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889	44,508,889
	Earnings Per Share	0.40756	0.40756	0.19911	0.19911
	Loss Per Share				

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

After a year of record results, we face, in this first quarter, a gradual cost increase in our main raw material – corn and soybean. With the goal of minimizing this exposure to commodities, we have sought to improve margins through investments in production, technology and innovation, expand the portfolio of our products and broaden market scope, which has allowed us to achieve a favorable performance.

Gross sales grew 28% in the first quarter, and export revenue represented 40% of the net sales, with a 32.6% increase in volumes. Despite this, exports did not take away from the domestic market, which increased 18.2% in elaborated/processed meats and 7.4% in total meat volumes.

EBITDA rose 32.3% to R$ 68.7 million, while net income reached R$ 18.1 million, some 104.7% higher than in the first quarter of 2001.

R$ million

HIGHLIGHTS	1Q 2002	1Q 2001	% Ch.
Gross Sales	714.1	558.1	28.0
Exports	248.6	168.8	47.3
Gross Profit	174.6	124.6	40.2
Net Income	18.1	8.9	104.7
EBITDA	68.7	52.0	32.3
Meats (thousand tons)	202.1	172.7	17.0

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA
R$ million


25
67
29
52
68
1 Q 98
1 Q 99
1 Q 00
1 Q 01
1 Q 02

INVESTMENTS

Investments in the quarter were R$ 26.7 million, down 56.2% from the previous year.

The agroindustrial complex in Rio Verde, in Goiás state, received 28% of total investments, for the implementation of production lines, such as hamburgers, productivity projects and a genetic diffusion system.

The remaining 72% was invested in hatcheries in Videira, in Santa Catarina state, and in Marau, in Rio Grande do Sul state. Investments included the third shift in Videira, implementing new lines and products in the Lages unit, in Santa Catarina, and using pallets in 100% of the conveying of factory-finished products.

OPERATING PERFORMANCE

Production

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The improvement in productivity and the enhancement of the product mix are evident in the Company's quarterly performance. There was more significant growth in production meats in relation to hog and poultry slaughtering.

Production	1st Q 2002	1st Q 2001	% Ch.
Poultry slaughter (million heads)	94.6	85.2	11.0
Hog slaughter (thousand heads)	687.1	556.4	23.5
Poultry meats (thousand tons)	121.4	99.4	22.1
Pork/Beef (thousand tons)	101.5	81.7	24.3
Other processed products (thousand tons)	3.5	2.4	44.9
Feed and Premix (thousand tons)	576.2	474.3	21.5
One-day chicks (million units)	100.3	90.2	11.2
Soybean crushing (thousand tons)	121.8	124.4	(2.1)
Refined oil (thousand tons)	21.3	18.8	13.0
Degummed oil (thousand tons)	22.7	23.0	(1.3)

Domestic Market

Domestic Market	Tons (thousand)			Sales (R$ million)		
	1Q 2002	1Q 2001	% Ch.	1Q 2002	1Q 2001	% Ch.
. In-Natura	16.8	24.0	(29.9)	44.2	52.2	(15.4)
. Poultry	12.5	18.9	(33.8)	34.8	41.9	(16.9)
. Pork/Beef	4.3	5.1	(15.1)	9.4	10.3	(9.2)
.Elaborated/Processed	97.7	82.6	18.2	327.7	261.9	25.1
Total meats	114.5	106.6	7.4	371.8	314.1	18.4
. Soybean	50.7	57.7	(12.1)	45.4	39.5	14.8
. Other processed	4.7	4.7	(0.2)	27.6	23.7	16.6
. Others	-	-	-	20.7	12.1	72.0
Total	169.9	169.1	0.5	465.6	389.3	19.6
.Total Elabor./Processed	102.4	87.4	17.2	355.3	285.6	24.4

Domestic Market revenues grew 19.6% to R$ 465.6 million, with meat volumes 7.4% higher. Due to the strategy adopted for exports, the in-natura products presented a drop, leaving the elaborated/processed products to take the limelight, obtaining good increases and which now represent 76% of the revenues of this market. The average price of meats was up 11%, encompassing an improvement in the product mix, which contributed to offset the cost rise.

A new segment was added to the products, sweet pizzas, in the *Apreciatta* line. Other products were launched in the lines: Chester: Chester Pizza and Fiorentina Chester Breast; Toque de Sabor: Romanesca Raviòli, Primavera Chicken and Penne with Four Cheeses; *Light & Elegant:* Turkey Pizza*; Freski:* Freski Snacks; Breaded line: *Franguitos*, Chicken Friends – Traditional and Cheese; ready-to-eat Dishes: Lasagna in Tomato Sauce; *Evidence:* Chicken Breast stuffed with ham and cheese (Recheados) and *Maxi Chicken*. The entire list of launches totals 18 new elaborated/processed products, which were developed to attend the wishes and needs of our consumers.

The growth of elaborated/processed products can also be measured in market share, where Perdigão maintained the lead in specialty meats and held second place in frozen meats and ready-to-eat dishes – pasta..

MARKET SHARE (%)	Last two months 2002	Last two months 2001	YTD 2002	YTD 2001
Specialty Meats	25.4	25.2	25.4	25.2
Frozen Meats	31.6	31.5	31.8	30.8
Ready-to-eat pasta	38.5	29.3	36.6	29.2

Source: AC Nielsen *In volumes*
Last two months : Specialty meats - Jan-Feb
Others - Feb-Mar

Exports

The main increases were obtained in the Far East (up 92%), and in non-consolidated markets (up 334%). These markets represented 36% and 18%, respectively, of the export revenues, leaving Europe with a 27% share and the Middle East with 18%.

Despite the average price in *reais* having grown 11%, in dollars this represented a 6% drop, a result of market situation in the previous year, when there were problems with beef and pork in Europe.

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Giving continuity to our internationalization process, the following companies are being set up: Perdigão UK, in London, and Perdigão Holland.

Exports	Tons (thousand)			Sales (R$ million)		
	1Q 2002	1Q 2001	% Ch.	1Q 2002	1Q 2001	% Ch.
. In-Natura	76.5	54.8	39.5	199.9	120.8	65.5
. Poultry	62.8	48.8	28.5	158.4	103.3	53.3
. Pork/Beef	13.7	6.0	128.2	41.5	17.5	137.1
.Elaborated/Processed	11.1	11.2	(0.8)	48.6	47.9	1.4
Total meats	87.6	66.1	32.6	248.4	168.7	47.3
. Soybean	0.015	0.015	-	0.022	0.038	(42.1)
. Other processed	0.021	0.003	600.0	0.091	0.014	550.0
Total	87.7	66.1	32.7	248.6	168.8	47.3
.Total Elabor./Processed	11.1	11.2	(0.7)	48.7	47.9	1.5

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

In the first quarter 2002, net sales increased 30.6% to R$ 622 million, due to the results of the good performance with value-added sales in the domestic market and exports, which represented 40% of this total.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

% Composition of Net Sales	1Q 2002	1Q 2001
Processed pork/beef - Domestic sales (*)	30.9	31.9
Pork cuts - Domestic sales	1.3	1.8
Processed pork - Exports (*)	0.1	0.4
Pork cuts - Exports	6.7	3.7
Elaborated/processed poultry - Domestic (*)	10.2	10.0
Poultry cuts - Domestic sales	4.7	7.2
Whole chicken - Domestic sales	0.2	0.4
Elaborated/processed poultry - Exports (*)	7.7	9.6
Poultry cuts - Exports	16.6	10.2
Whole chicken - Exports	8.8	11.5
Soybean/others	9.5	9.6
Other processed (Perdigão + third parties) (*)	3.3	3.7
(*) Total Elaborated/Processed	52.2	55.6

The relative share of elaborated/processed products showed a 340 basis points decline, despite these products having increased 21.1% in revenues. This drop is attributed to the good performance achieved in the foreign market, which grew 47.3% in revenues.

Cost of Sales

As forecasted, the cost of commercialization of main inputs increased significantly in the first quarter, in relation to the previous year. This happened mainly with corn, which, in 2001, was priced lower due to the bumper crop. Nevertheless, due to existing "rainy day" stocks during that period, Perdigão's average cost did not reflect the entire drop in the price of grain shown at that time, nor did it reflect the current price hike.

Gross Margin

The gross margin was 28.1%, against 26.1%, with the contribution from the export revenues and the added value, registering a gross profit of R$ 174.6 million, up 40.2%.

Operating Expenses

Costs for shipping and land transport, storage and port services remained high, causing operating expenses to increase more than revenues.

Operating Result

The operating result of R$ 50.1 million represented a 34.9% (R$13.0 million) improvement over the first quarter in the prior year. This result corresponded to 8.1% of net revenues in the first quarter of 2002, against the 7.8% registered in the same period in the previous year.

Net Financial Expenses

Financing expenses were down 5.8% from the previous year, due to the debt level and the exposure to the dollar, corresponding to US$ 100 million at the end of the quarter. The net accounting debt was R$ 619.7 million, with a total debt of R$ 1.2 billion and cash investments of R$ 593.7 million. This net debt represents 90% of the net equity, against 103% in the previous year.

Profit and Margins

Net income of R$ 18.1 million in the first quarter was up 104.7%. This corresponded to 2.9% of net revenues, against the 1.9% registered in the previous year. This performance mirrors Company growth, which is tied to added value, reduction of fixed costs and the attenuation of commodity impacts.

SHAREHOLDERS' EQUITY AND SHAREHOLDERS' PAYOUT

Net equity totaled R$ 685.5 million, up 21.6%, considering a 2.7% return on equity in the quarter.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

On March 22, 2002, the Board of Directors approved a shareholders'

payout of R$ 5.4 million (R$ 0,12132 per share), to be distributed on August 30, 2002. This payout will be made in the form of Interest over Company Capital, and will be included in the mandatory dividends.

STOCK MARKET

The Company's shares performed better than the São Paulo Stock Exchange (Bovespa Index) and the Dow Jones Index. The volume traded was 88% higher than the first quarter last year in the Brazilian market, and 540% higher than the first quarter last year in the US market.

PRGA4	1 Q 2002	1 Q 2001	PDA	1 Q 2002	1 Q 2001
Traded Volume	3.2 million	1.7 million	Traded Volume	113.9 thousand	17.8 thousand
Performance	6.7%	0.7%	Performance	9.5%	-9.2%
Bovespa Index	-2.4%	-5.4%	Dow Jones Index	3.8%	-8.4%

SOCIAL BALANCE

In the first quarter, the value added was R$ 204.6 million, up 24.1%.



Value-added distribution
RETENTION 6.2%
INTEREST 9.0%
DIVIDENDS 2.7%
HUMAN RESOURCES 43.1%
EMPLOYEES, MANAG. PROFIT SHARING 0.7%
TAXES 38.3%

Perdigão invested R$ 9.4 million in social benefits for employees, aimed at basic needs, improved standard of living and motivation.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION – ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Main Indicators	03.31.02	03.31.01	Ch. %
Number of Employees	23,275	19,963	16.6
Net Sales per Employee/year - In R$ 000	106.9	95.5	12.0
Productivity per Employee (tons/year)	39.1	37.2	5.3

CORPORATE GOVERNANCE

The Ordinary and Extraordinary General Meetings were held on April 23, 2002, with the participation of 89.9% of the voting capital and 64% of the total capital. At the meeting, members of the permanent Audit Committee were re-elected, representing minority shareholders, preferred shareholders and controllers.

PERSPECTIVES

We reiterate our growth target for 2002 at approximately 10% in meat volumes, while revenues may increase 18%, and the foreign market presumably reaching a 15% increase in volumes.

Planned investments increased from R$ 130 million to R$ 160 million, providing continuity to the implementation of the agroindustrial complex in Rio Verde, in Goiás state, as well as new projects and new product lines.

As we had predicted, pressure on costs will continue throughout the year, due to the price of our main inputs being indexed to international prices and to the result of the harvest, mainly that of corn. Nevertheless, we plan to maintain our sustained growth policy and added value, thus making it possible to reduce impacts and fluctuations of prices and costs on the Company results.

São Paulo, April 2002.

Eggon João da Silva — **Chairman**

Nildemar Secches — **Chief Executive Officer**

09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1.Item	2.Company Name	3.CNPJ	4.Classification	5.%Capital	6.%Investor Net Equity
7.Company Type		8.Nº of shares retained in the quarter (units)		9.Nº of shares retained in the previous quarter (unit	
1	Perdigão Agroindustrial S.A	86.547.619/0001-36	Private Subsidiary	100.00	98.40
Industrial, Commercial and Others		44,651,416		44,651,416	
2	Perdigão Overseas S.A	../-	Private Subsidiary	100.00	1.60
Industrial, Commercial and Others		55,655		55,665	
3	Perdigão Export Ltd.	../-	Private Subsidiary	100.00	0.00
Industrial, Commercial and Others		10,000		10,000	

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION - ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

16.01 – OTHER RELEVANT INFORMATION

SHAREHOLDERS' COMPOSITION

a) Shareholders' composition with more than 5% of voting capital on March 31, 2002:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil(*)	2,865,317	18.52	3,972,428	13.61
Fun. Telebrás Seg. Social – Sistel (*)	2,766,917	17.88	144,889	0.50
Petros – Fund. Petrobrás Seg. Soc. (*)	2,255,562	14.58	1,905,261	6.53
Fapes (Fund. Assist. Prev. Social)-BNDES (*)	1,888,101	12.20	2,363,061	8.10
Weg S.A.	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS(*)	1,579,469	10.21	-	-
Bradesco Vida e Previdência S.A.	1,156,411	7.47	598,700	2.05
Valia – Fund. Vale do Rio Doce(*)	303,609	1.96	1,544,786	5.29
Telos – Fund. Embratel de Seg. Social(*)	165,537	1.07	510,120	1.75
Previ-Banerj (*)	514,805	3.33	151,060	0.52
Sub-total	15,062,590	97.35	12,958,477	44.41
Others	409,367	2.65	16,221,950	55.59
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are part to a Shareholders' Agreement.

a.1.) Holders of more than 5% of voting capital till the person level:

Weg S.A.

	Common shares	**%**	**Preferred shares**	**%**
Weg Participações e Serviços S.A.	279,121,269	96.92	23,889,092	7.24
Others	8,878,731	3.08	306,066,108	92.76
Total	288,000,000	100.00	329,955,200	100.00

Weg Participações e Serviços S.A.

	Common shares	%	Preferred shares	%
Miriam Voigt Schwartz	9,510,266	10.96	-	-
Valsi Voigt	9,510,266	10.96	-	-
Cladis Voigt	9,510,266	10.96	-	-
Diether Werninghaus	7,180,500	8.28	-	-
Martin Werninghaus	7,180,500	8.28	-	-
Heidi Behnke	7,180,500	8.28	-	-
Tania Marisa da Silva	5,706,885	6.58	-	-
Décio da Silva	5,706,885	6.58	-	-
Solange da Silva Janssen	5,706,885	6.58	-	-
Kátia da Silva Bartsch	5,706,885	6.58	-	-
Márcia da Silva Petry	5,706,885	6.58	-	-
Others	8,152,833	9.38	-	-
Total	86,759,556	100.00	-	-

I. Bradesco Vida e Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A.	791,364,352	99.99	-	-
Others	13	0.00	-	-
Total	791,364,365	100.00	-	-

Bradesco Seguros S.A.

	Common shares	%	Preferred shares	%
Banco Bradesco S.A.	625,315	99.66	-	-
Others	2,133	0.34	-	-
Total	627,448	100.00	-	-

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
QUARTERLY INFORMATION - ITR – March 31, 2002
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATE LAW

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

16.01 – OTHER RELEVANT INFORMATION

Banco Bradesco S.A.

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. De Participações	351,201,893,341	47.89	2,343,777,578	0.33
Fundação Bradesco	116,821,027,694	15.93	20,122,948,103	2.83
Others	265,296,269,350	36.18	689,650,285,771	96.84
Total	733,319,190,385	100.00	712,117,011,452	100.00

Cidade de Deus Cia. De Participações

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A.	1,821,432,364	42.61	-	-
Fundação Bradesco	1,379,578,105	32.28	-	-
Lia Maria Aguiar	401,449,206	9.39	-	-
Lina Maria Aguiar	401,449,206	9.39	-	-
Others	270,443,619	6.33	-	-
Total	4,274,352,500	100.00	-	-

Nova Cidade de Deus Participações S.A.

	Common shares	%	Preferred shares	%
Fundação Bradesco	66,773,256	46.30	152,813,955	98.35
Elo Participações S.A.	77,440,328	53.70	-	-
Caixa Beneficente dos Func. do Bradesco	-	-	2,566,676	1.65
Total	144,213,584	100.00	155,380,631	100.00

Elo Participações S.A.

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A.	10,490,233	18.75	2,613,791	8.01
Members of Bradesco Board of Directors	10,110,300	18.07	-	-
Members of Bradesco Executive Officers	28,412,439	50.78	9,609,335	29.47
Others	6,934,638	12.40	20,389,691	62.52
Total	55,947,610	100.00	32,612,817	100.00

16.01 – OTHER RELEVANT INFORMATION

b)Shareholders' composition of controlling shareholders, executive officers and audit committee on March 31, 2002:

	Common shares	%	Preferred shares	%
b.1.Controlling shareholders	12,339,317	79.75	10,591,605	36.30
b.2.Executive officers and audit committee(*)	1,568,431	10.14	1,841,580	6.31

b.2.Executive Officers and Audit Committee

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	1,569	0.01	73,408	0.25
Board of Directors – Indirect participation(*)	1,566,862	10.13	1,768,172	6.06
Executive Officers	-	-	2	0.00
Audit Committee	-	-	12	0.00

(*) Indirectly beneficially of a member of the board of directors by the company Weg S.A. – 10.13% of the common shares and 6.06% of the preferred shares.

c) On March 31, 2002 there were 18,242,933 free float shares, 40.86% of total issued, an amount of 1,557,878 common shares and 16,685,055 preferred shares, representing 10.07% and 57.18% respectively.

01 - IDENTIFICATION

1-CVM Code	2- Description	3- General Taxpayers' Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

17.01 – SPECIAL REVIEW REPORT

1 – TYPE OF OPINION

UNQUALIFIED OPINION

2 – OPINION
To the Board of Directors and Shareholders of

Perdigão S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGÃO S.A. comprising the balance sheet (individual and consolidated) ended March 31st, 2002, the statement of income (individual and consolidated) for the quarter ended at that date, the performance report and relevant information, presented by corporate law.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) with the Federal Accountants Council, and consisted mainly of : (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company and subsidiaries as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company's and subsidiaries' financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in compliance with the rules issued by the Securities Commission - CVM specifically applied in the preparation of the compulsory Quarterly Information.

4) The Balance Sheet (individual and consolidated) on December 31st, 2001, submitted for comparative purposes, has also been examined and our special review report thereon, issued on February 6th, 2002 was unqualified. The statement of income (individual and consolidated) for the quarter ended March 31, 2001, submitted for comparative purposes, has been reviewed by us, and our special review report thereon, issued on April 20th, 2001, was unqualified.

São Paulo, April 25, 2002

ARTHUR ANDERSEN S/C - CRC 2SP000123/O-1

Michael John Morrell
Partner Director in Charge
Accountant - CRC 1SP131535/O-5

Exhibit 2

Release issued May 8, 2002

Perdigão Ends First Quarter With Earnings Above 100%;
Period Results Favorable despite Raw Material Price Increase

Perdigão closed out the first quarter of 2002 with net income of R$18 million, a 104.7% increase over the same period last year. Sales were up 28% to R$714 million. Exports increased by 47.3%, reaching R$248.6 million. In the domestic market, sales of higher value-added products, such as processed and elaborated meats, grew 18.2% in volumes.

The EBITDA reached R$68.7 million, a 32.3% increase over the same period last year. According to Wang Wei Chang, Perdigao's CFO,"We managed to maintain good results despite having to face gradual price increases for raw materials (corn and soybean) during the first quarter, as were expected." "We managed to achieve favorable margins by investing in production, technology and innovation, and by improving our product and expanding our market.", says Chang.

EXPORT MARKETS

Exports accounted for 40% of net sales. The main growth on Perdigão exports were in Far East -- 92% -- and, through BRF, the non-consolidated markets (Russia and Eurasia) -- 334%. These markets accounted, respectively, for 36% and 18% of export revenues, while Europe's share was 27%, and the Middle East 18%.

Despite an 11% growth in Reais, there was a slight decrease in the average price in dollars, which was attributable to diminished market demand as compared to the previous year, when European production of beef and pork was negatively influenced by health concerns.

The company pushed ahead with its globalization efforts, opening last April an office in Dubai, located in the United Arab Emirates. Additionally, Perdigão UK, with offices in London, and Perdigão Netherlands are being created in Europe. The purpose is to expand Perdigão's presence in those markets, as well as improve the quality of services provided to customers.

DOMESTIC MARKET

Domestic revenue increased 19.6% to R$465.6 million, with meat sales in volumes up 7.4% from the same quarter last year. Targeted for export market, sales of in natura products decreased in the domestic market. The quarter's highlight was favorable growth of processed and elaborated products, which already account for 76% of revenues in the domestic market. The average price of frozen meat products was up 11%, partially as a result of a better product mix that helped compensate for cost increases.

The growth of processed and elaborated products can also be measured by market share: Perdigão managed to maintain its leadership in the specialty meat segment, actually increasing its year-over-year share from 25.2% to 25.4%. In the frozen meat segment, the increase was between 30.8% and 31.8% over 2001. However, according to Nielsen Institute measurement, this growth was considerably higher in the frozen ready-to-eat-dishes - pasta segment -- from 29.2% to 36.6%.

The company has already launched 18 new items this quarter, primary among them the sweet pizzas of Apreciatta line, a one-of-a-kind product from the ready-made pizza segment. Other products launched this period were developed to meet consumer expectations, among them Chester(R), Toque de Sabor, Light & Elegant and Freski lines, ready-to-eat-dishes and breaded products.

INVESTMENTS

Quarterly investments totaled R$26.7 millions. The Rio Verde Industrial Complex in the State of Goiás received 28% of this amount for the implementation of hamburger lines, productivity projects, and a genetic dispersion system.

The remaining 72% went into Videira (SC) and Marau (RS) hatcheries systems, a third shift at Videira (SC), new lines and products at the Lages facility (SC), as well as 100% palletization of the transport of finished products.

PERDIGÃO S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2002 AND 2001
in thousands of Brazilian Reais, in accordance with Corporate Law

BALANCE SHEET

	2002	2001
ASSETS	**2,307,004**	**2,233,661**
CURRENT ASSETS	**963,935**	**1,155,390**
NONCURRENT ASSETS	**357,877**	**139,296**
PERMANENT	**985,192**	**938,975**
Investments	434	491
Property, plant and equipment	912,640	873,903
Deferred charges	72,118	64,581
LIABILITIES AND SHAREHOLDERS' INVESTMENT	**2,307,004**	**2,233,661**
CURRENT LIABILITIES	**840,752**	**959,754**
LONG TERM LIABILITIES	**780,704**	**710,113**
SHAREHOLDERS' INVESTMENT	**685,548**	**563,794**
Capital stock restated	415,433	415,433
Reserves	257,375	139,499
Retained earnings	12,740	8,862

INCOME STATEMENT

	2002	2001
GROSS SALES	**714,130**	**558,110**
Domestic sales	465,570	389,341
Exports	248,560	168,769
Sales Returns	(92,180)	(81,727)
NET SALES	**621,950**	**476,383**
Cost of Sales	(447,327)	(351,826)
GROSS PROFIT	**174,623**	**124,557**
Operating expenses	(124,469)	(87,369)
OPERATING INCOME BEF. FINANCIAL EXPENSES	**50,154**	**37,188**
Financial expenses, net	(22,982)	(24,394)
Other operating results	(148)	934
INCOME FROM OPERATIONS	**27,024**	**13,728**
Nonoperating Income	(867)	(1,203)
INCOME BEFORE TAXES AND INTEREST	**26,157**	**12,525**
Income Tax and Social Contribution	(6,614)	(3,663)
Employees/Manag. profit sharing	(1,403)	-
NET INCOME	**18,140**	**8,862**
EBITDA	**68,722**	**51,954**

Exhibit 3

Management Report—1st Quarter 2002, April 2002

PERDIGÃO COMPANIES
MANAGEMENT REPORT - 1st Quarter 2002

Dear Shareholders,

After a year of record results, we face, in this first quarter, a gradual cost increase in our main raw material – corn and soybean. With the goal of minimizing this exposure to commodities, we have sought to improve margins through investments in production, technology and innovation, expand the portfolio of our products and broaden market scope, which has allowed us to achieve a favorable performance.

Gross sales grew 28% in the first quarter, and export revenue represented 40% of the net sales, with a 32.6% increase in volumes. Despite this, exports did not take away from the domestic market, which increased 18.2% in elaborated/processed meats and 7.4% in total meat volumes.

EBITDA rose 32.3% to R$ 68.7 million, while net income reached R$ 18.1 million, some 104.7% higher than in the first quarter of 2001.

R$ million

HIGHLIGHTS	1Q 2002	1Q 2001	% Ch.
Gross Sales	714.1	558.1	28.0
Exports	248.6	168.8	47.3
Gross Profit	174.6	124.6	40.2
Net Income	18.1	8.9	104.7
EBITDA	68.7	52.0	32.3
Meats (thousand tons)	202.1	172.7	17.0


EBITDA
R$ million
25
67
29
52
68
1 Q 98
1 Q 99
1 Q 00
1 Q 01
1 Q 02

INVESTMENTS

Investments in the quarter were R$ 26.7 million, down 56.2% from the previous year.

The agroindustrial complex in Rio Verde, in Goiás state, received 28% of total investments, for the implementation of production lines, such as hamburgers, productivity projects and a genetic diffusion system.

The remaining 72% was invested in hatcheries in Videira, in Santa Catarina state, and in Marau, in Rio Grande do Sul state. Investments included the third shift in Videira, implementing new lines and products in the Lages unit, in Santa Catarina, and using pallets in 100% of the conveying of factory-finished products.

OPERATING PERFORMANCE

Production

The improvement in productivity and the enhancement of the product mix are evident in the Company's quarterly performance. There was more significant growth in production meats in relation to hog and poultry slaughtering.

Production	1st Q 2002	1st Q 2001	% Ch.
Poultry slaughter (million heads)	94.6	85.2	11.0
Hog slaughter (thousand heads)	687.1	556.4	23.5
Poultry meats (thousand tons)	121.4	99.4	22.1
Pork/Beef (thousand tons)	101.5	81.7	24.3
Other processed products (thousand tons)	3.5	2.4	44.9
Feed and Premix (thousand tons)	576.2	474.3	21.5
One-day chicks (million units)	100.3	90.2	11.2
Soybean crushing (thousand tons)	121.8	124.4	(2.1)
Refined oil (thousand tons)	21.3	18.8	13.0
Degummed oil (thousand tons)	22.7	23.0	(1.3)

Domestic Market

Domestic Market	Tons (thousand)			Sales (R$ million)		
	1Q 2002	1Q 2001	% Ch.	1Q 2002	1Q 2001	% Ch.
. In-Natura	16.8	24.0	(29.9)	44.2	52.2	(15.4)
. Poultry	12.5	18.9	(33.8)	34.8	41.9	(16.9)
. Pork/Beef	4.3	5.1	(15.1)	9.4	10.3	(9.2)
.Elaborated/Processed	97.7	82.6	18.2	327.7	261.9	25.1
Total meats	114.5	106.6	7.4	371.8	314.1	18.4
. Soybean	50.7	57.7	(12.1)	45.4	39.5	14.8
. Other processed	4.7	4.7	(0.2)	27.6	23.7	16.6
. Others	-	-	-	20.7	12.1	72.0
Total	169.9	169.1	0.5	465.6	389.3	19.6
.Total Elabor./Processed	102.4	87.4	17.2	355.3	285.6	24.4

Domestic Market revenues grew 19.6% to R$ 465.6 million, with meat volumes 7.4% higher. Due to the strategy adopted for exports, the in-natura products presented a drop, leaving the elaborated/processed products to take the limelight, obtaining good increases and which now represent 76% of the revenues of this market. The average price of meats was up 11%, encompassing an improvement in the product mix, which contributed to offset the cost rise.

A new segment was added to the products, sweet pizzas, in the *Apreciatta* line. Other products were launched in the lines: Chester: Chester Pizza and Fiorentina Chester Breast; Toque de Sabor: Romanesca Raviòli, Primavera Chicken and Penne with Four Cheeses; *Light & Elegant:* Turkey Pizza; *Freski:* Freski Snacks; Breaded line: *Franguitos*, Chicken Friends – Traditional and Cheese; ready-to-eat Dishes: Lasagna in Tomato Sauce; *Evidence:* Chicken Breast stuffed with ham and cheese (Recheados) and *Maxi Chicken*. The entire list of launches totals 18 new elaborated/processed products, which were developed to attend the wishes and needs of our consumers.

The growth of elaborated/processed products can also be measured in market share, where Perdigão maintained the lead in specialty meats and held second place in frozen meats and ready-to-eat dishes – pasta..

MARKET SHARE (%)	Last two months 2002	Last two months 2001	YTD 2002	YTD 2001
Specialty Meats	25.4	25.2	25.4	25.2
Frozen Meats	31.6	31.5	31.8	30.8
Ready-to-eat pasta	38.5	29.3	36.6	29.2

Source: AC Nielsen *In volumes*
Last two months : Specialty meats - Jan-Feb
Others - Feb-Mar

Exports

The main increases were obtained in the Far East (up 92%), and in non-consolidated markets (up 334%). These markets represented 36% and 18%, respectively, of the export revenues, leaving Europe with a 27% share and the Middle East with 18%.

Despite the average price in *reais* having grown 11%, in dollars this represented a 6% drop, a result of market situation in the previous year, when there were problems with beef and pork in Europe.

Giving continuity to our internationalization process, the following companies are being set up: Perdigão UK, in London, and Perdigão Holland.

Exports	Tons (thousand)			Sales (R$ million)		
	1Q 2002	1Q 2001	% Ch.	1Q 2002	1Q 2001	% Ch.
. In-Natura	76.5	54.8	39.5	199.9	120.8	65.5
. Poultry	62.8	48.8	28.5	158.4	103.3	53.3
. Pork/Beef	13.7	6.0	128.2	41.5	17.5	137.1
.Elaborated/Processed	11.1	11.2	(0.8)	48.6	47.9	1.4
Total meats	87.6	66.1	32.6	248.4	168.7	47.3
. Soybean	0.015	0.015	-	0.022	0.038	(42.1)
. Other processed	0.021	0.003	600.0	0.091	0.014	550.0
Total	87.7	66.1	32.7	248.6	168.8	47.3
.Total Elabor./Processed	11.1	11.2	(0.7)	48.7	47.9	1.5

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

In the first quarter 2002, net sales increased 30.6% to R$ 622 million, due to the results of the good performance with value-added sales in the domestic market and exports, which represented 40% of this total.

% Composition of Net Sales	1Q 2002	1Q 2001
Processed pork/beef - Domestic sales (*)	30.9	31.9
Pork cuts - Domestic sales	1.3	1.8
Processed pork - Exports (*)	0.1	0.4
Pork cuts - Exports	6.7	3.7
Elaborated/processed poultry - Domestic (*)	10.2	10.0
Poultry cuts - Domestic sales	4.7	7.2
Whole chicken - Domestic sales	0.2	0.4
Elaborated/processed poultry - Exports (*)	7.7	9.6
Poultry cuts - Exports	16.6	10.2
Whole chicken - Exports	8.8	11.5
Soybean/others	9.5	9.6
Other processed (Perdigão + third parties) (*)	3.3	3.7
(*) Total Elaborated/Processed	52.2	55.6

The relative share of elaborated/processed products showed a 340 basis points decline, despite these products having increased 21.1% in revenues. This drop is attributed to the good performance achieved in the foreign market, which grew 47.3% in revenues.

Cost of Sales

As forecasted, the cost of commercialization of main inputs increased significantly in the first quarter, in relation to the previous year. This happened mainly with corn, which, in 2001, was priced lower due to the bumper crop. Nevertheless, due to existing "rainy day" stocks during that period, Perdigão's average cost did not reflect the entire drop in the price of grain shown at that time, nor did it reflect the current price hike.

Gross Margin

The gross margin was 28.1%, against 26.1%, with the contribution from the export revenues and the added value, registering a gross profit of R$ 174.6 million, up 40.2%.

Operating Expenses

Costs for shipping and land transport, storage and port services remained high, causing operating expenses to increase more than revenues.

Operating Result

The operating result of R$ 50.1 million represented a 34.9% (R$13.0 million) improvement over the first quarter in the prior year. This result corresponded to 8.1% of net revenues in the first quarter of 2002, against the 7.8% registered in the same period in the previous year.

Net Financial Expenses

Financing expenses were down 5.8% from the previous year, due to the debt level and the exposure to the dollar, corresponding to US$ 100 million at the end of the quarter. The net accounting debt was R$ 619.7 million, with a total debt of R$ 1.2 billion and cash investments of R$ 593.7 million. This net debt represents 90% of the net equity, against 103% in the previous year.

Profit and Margins

Net income of R$ 18.1 million in the first quarter was up 104.7%. This corresponded to 2.9% of net revenues, against the 1.9% registered in the previous year. This performance mirrors Company growth, which is tied to added value, reduction of fixed costs and the attenuation of commodity impacts.

SHAREHOLDERS' EQUITY AND SHAREHOLDERS' PAYOUT

Net equity totaled R$ 685.5 million, up 21.6%, considering a 2.7% return on equity in the quarter.

On March 22, 2002, the Board of Directors approved a shareholders' payout of R$ 5.4 million (R$ 0,12132 per share), to be distributed on August 30, 2002. This payout will be made in the form of Interest over Company Capital, and will be included in the mandatory dividends.

STOCK MARKET

The Company's shares performed better than the São Paulo Stock Exchange (Bovespa Index) and the Dow Jones Index. The volume traded was 88% higher than the first quarter last year in the Brazilian market, and 540% higher than the first quarter last year in the US market.

PRGA4	1 Q 2002	1 Q 2001	PDA	1 Q 2002	1 Q 2001
Traded Volume	3.2 million	1.7 million	Traded Volume	113.9 thousand	17.8 thousand
Performance	6.7%	0.7%	Performance	9.5%	-9.2%
Bovespa Index	-2.4%	-5.4%	Dow Jones Index	3.8%	-8.4%

SOCIAL BALANCE

In the first quarter, the value added was R$ 204.6 million, up 24.1%.



Value-added distribution
RETENTION 6.2%
INTEREST 9.0%
DIVIDENDS 2.7%
HUMAN RESOURCES 43.1%
EMPLOYEES, MANAG. PROFIT SHARING 0.7%
TAXES 38.3%

Perdigão invested R$ 9.4 million in social benefits for employees, aimed at basic needs, improved standard of living and motivation.

Main Indicators	03.31.02	03.31.01	Ch. %
Number of Employees	23,275	19,963	16.6
Net Sales per Employee/year - In R$ 000	106.9	95.5	12.0
Productivity per Employee (tons/year)	39.1	37.2	5.3

CORPORATE GOVERNANCE

The Ordinary and Extraordinary General Meetings were held on April 23, 2002, with the participation of 89.9% of the voting capital and 64% of the total capital. At the meeting, members of the permanent Audit Committee were re-elected, representing minority shareholders, preferred shareholders and controllers.

PERSPECTIVES

We reiterate our growth target for 2002 at approximately 10% in meat volumes, while revenues may increase 18%, and the foreign market presumably reaching a 15% increase in volumes.

Planned investments increased from R$ 130 million to R$ 160 million, providing continuity to the implementation of the agroindustrial complex in Rio Verde, in Goiás state, as well as new projects and new product lines.

As we had predicted, pressure on costs will continue throughout the year, due to the price of our main inputs being indexed to international prices and to the result of the harvest, mainly that of corn. Nevertheless, we plan to maintain our sustained growth policy and added value, thus making it possible to reduce impacts and fluctuations of prices and costs on the Company results.

São Paulo, April 2002.

Eggon João da Silva
Chairman

Nildemar Secches
Chief Executive Officer